[LOGO]
Shefsky                                          111 E. Wacker Drive, Suite 2800
& Froelich                                               Chicago, Illinois 60601
Attorneys at Law                              Tel 312.527.4000  Fax 312.527.2015
                                                              www.shefskylaw.com

                                                                  Susan W. Wiles

                                                          Direct: (312) 836-4192
                                                       Facsimile: (312) 275-7616
                                                   E-mail: swiles@shefskylaw.com

                                                                IN REFERENCE TO:
                                                                    027779-00001

                                September 2, 2005

Via Facsimile: (202) 772-9217 and EDGAR

Mr. Joseph Roesler
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:      Xechem, Inc.
               Form 10-KSB for Fiscal Year ended December 31, 2004 Filed On April 15, 2005 Form 8-K Filed on January 27, 2004 File No. 000-23788

Dear Mr. Roesler,

      I am writing on behalf of our client Xechem International, Inc. (the "Company"), in response to your comment letter dated August 22, 2005. In the comment letter you requested that we respond to your comments. Pursuant to our telephone conversation of Monday, August 29, 2005, we are submitting this response.

      For your convenience, we have reprinted the text of the comments in your letter of August 22, 2005, in italics, followed by the Company's response.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidate Financial Statements

(9) Investments in Unconsolidated Affiliates

(B) CepTor Corporation, page F-38

September 2, 2005
Page 2

      1. We note that you originally purchased all the outstanding shares of CepTor Corporation on January 27, 2004 and by December 31, 2004 you owned 34.3% of CepTor Corporation. Please tell us what specific transaction occurred in 2004 that reduced your interest in CepTor Corporation from 100% to 51.3% to 34.3%. In addition, please tell us how you determined the equity method loss of $9.3 million. Tell us when you deconsolidated CepTor and the date of each transaction in which your equity percentage changed. Also, please tell us why Note 4 to the March 31, 2005 Form 10-Q states that in December 2004 you owned 51.3%, which appears to conflict with disclosure in the 10-K that states you owned 34.3% in December 2004.

      (a) On January 27, 2004, the Company acquired all of the outstanding capital stock of CepTor Corporation ("CepTor") pursuant to an Agreement and Plan of Merger ("Merger Agreement"). In conjunction with the Merger Agreement, the Company issued 6,000 shares (100%) of Class C Series 7 Preferred Stock to the former shareholders of CepTor, valued at $4,760,000. (See Form 10-QSB/A for the period ended March 31, 2004, Note [13]).

      On March 31, 2004, the Company entered into an agreement with CepTor and William Pursley which contemplated that CepTor would take the steps necessary to effect a stock split. After the split, the Company owned 1,800,000 (adjusted) shares of CepTor common stock, which represented all of CepTor's then issued and outstanding stock. During the six months period ending September 30, 2004, CepTor issued additional shares pursuant to an offering that resulted in the Company's ownership being reduced to approximately 51.3%.

      On December 9, 2004 CepTor and Medallion Crest Management, Inc. entered into a merger agreement. Pursuant to the Merger Agreement, Medallion acquired all of the outstanding capital stock of CepTor in exchange for issuing shares of Medallion's common stock to CepTor's shareholders at a ratio of 2.165674 shares of Medallion common stock for each share of CepTor common stock outstanding. As a result, the former shareholders of CepTor became shareholders of Medallion, and Medallion changed its corporate name to CepTor Corporation. Following the merger of CepTor and Medallion, the Company's 1,800,000 shares of CepTor common stock were converted into 3,898,213 shares of Medallion common stock. The Company's ownership, however, remained at approximately 51.3%. (See Current Report on Form 8-K filed on December 14, 2004).

      On December 9, 2004, according to the terms of the Merger Agreement with Medallion, the Company put and Medallion/CepTor redeemed 103,620 shares of its Medallion/CepTor stock at $2.50 per share for a total consideration of $259,050 ($259,050/$2.50 = 103,620). Following the put/redemption, the Company owned 3,794,593 shares of Medallion/CepTor stock. Simultaneously, Medallion/CepTor was engaged in an offering, where additional shares of Medallion/CepTor shares were sold to outside investors. Due to the put/redemption and the offering, the Company's ownership was further reduced from approximately 51.3% to approximately 34% (See the Current Report on Form 8-K filed on December 14,
2004).

      On December 27, 2004 the Company put an additional 41,450 shares of its Medallion/CepTor stock at $2.50 per share for a total consideration of $103,625 ($103,625/$2.50 = 41,450). Following the put/redemption, the Company owned 3,753,143 shares of Medallion/CepTor stock, or approximately 34.3%, which ownership remained substantially the same through December 31, 2004.

September 2, 2005
Page 3

      (b) CepTor's total loss for the year ending December 31, 2004 was $15,484,005. The Company allocated its portion of that loss, based on its percentage ownership at different times during 2004. The Company calculated its share of net loss from the CepTor ownership at $9,299,526 (round off to $9,300,000).

      (c) The Company's percentage ownership interest in CepTor changed over the course of 2004 as described in part 1 (a) of this response and the Company deconsolidated CepTor accordingly.

      (d) As of December 8, 2004, the Company owned 3,898,213 shares of CepTor (approximately 51.3%), but as of December 31, 2004, the Company's ownership interest was reduced to 3,753,143 shares (or, approximately 34.3%). Thus, while the statements in both the Forms 10-QSB and 10-KSB were technically correct, both statements should have referred to specific dates in December to be clear.

      2. Please tell us why the results of operations and financial position of Trident have been provided. Clarify how Trident relates to CepTor and why the information presented is consistent with the requirements of Rule 310 of Regulation S-X.

      Trident is not related to CepTor Corporation or the Company. The name Trident was inadvertently included in the filing. The filing will be amended to remove the name Trident.

Form 8-K Filed January 27, 2004

      3. We note from your 8-K the Company intended to file the audited financial statements of CepTor pursuant to Rule 3-05 of Regulation S-X. It appears that you have not filed the financial statements. Please tell us why you have not filed the financial statements.

      At the time of the acquisition, CepTor was in its development stage with limited operations. Since the date of inception, CepTor had not generated revenue from the sales of a product. The operations were funded through debt and equity issuances and grants. CepTor had developed intellectual properties, some of which were protected under patents. CepTor did not have a current distribution channel, a customer base or significant plant, property and equipment. CepTor had a de minimis amount of cash and prepaid expenses and two notes payable all of which were acquired by the Company.

      Under the guidance of EITF 98-3, it was determined the fair value of the assets acquired were represented by the intellectual properties received and therefore the acquisition was deemed an acquisition of assets rather than an acquisition of a business. In circumstance where the acquired assets do not constitute a business, Rule 3-05 does not apply, and audited financial statements were not filed for the acquisition.

September 2, 2005
Page 4

      The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Best regards,


                                        SHEFSKY & FROELICH LTD.


                                        /s/ Susan W. Wiles
                                        ----------------------------------------
                                            Susan W. Wiles


cc:      Jim Rosenberg
         Mary Mast
         Ramesh C. Pandey, Ph.D.
         Mitchell D. Goldsmith, Esq.